

Chris Sturdivant

Compliance Specialist

Wells Fargo Securities, LLC

MAC H0004-05E
5th Floor
St. Louis, MO 63103
314-875-3742

April 8, 2026
U.S Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Wells Fargo Bank, N.A.
SBSE A/A Summary of Changes

Looks like the 10/31/25 SBSE A-A was uploaded and still pending the SEC update and removal.
0000740906-25-000024. Please process this request ASAP.

1. Added Timothy Connor to Principal on Schedule A
2. Adding Graeme McEvoy to Principal on Schedule A

3. Schedule B, no new items added. Previous items have been uploaded and saved

Sincerely,

Chris Sturdivant

Wells Fargo Bank, N.A.

